UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                              Motor Club of America
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                    619823107
                                 (CUSIP Number)

                             William E. Lobeck, Jr.
                               1132 S. Lewis Ave.
                              Tulsa, OK 74104-3906
                                 (918) 535-5129

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 23, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [BOX].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D


CUSIP NO.   619823107                             Page 2 of 12
=====================                             ===========================


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Archer McWhorter
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)x
                                                                        (b)[BOX]

--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [BOX]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------

                         7         SOLE VOTING POWER

       NUMBER OF                   301,635
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8         SHARED VOTING POWER
        OWNED BY
       REPORTING                   503,371
         PERSON          -------------------------------------------------------
          WITH           9         SOLE DISPOSITIVE POWER

                                   301,635
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   503,371
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           503,371
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                              [BOX]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.3
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.   619823107                             Page 3 of 12
=====================                             ==============================


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sleepy Lagoon, Ltd.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)x
                                                                        (b)[BOX]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [BOX]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------

                         7         SOLE VOTING POWER

       NUMBER OF                   0
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8         SHARED VOTING POWER
        OWNED BY
       REPORTING                   201,736
         PERSON          -------------------------------------------------------
          WITH           9         SOLE DISPOSITIVE POWER

                                   0
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   201,736
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           201,736

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                              [BOX]

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.7
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.    619823107                                     Page 4 of 12
======================                                     =====================


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alvin E. Swanner
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)x
                                                                        (b)[BOX]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [BOX]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------

                         7         SOLE VOTING POWER

       NUMBER OF                   301,634
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8         SHARED VOTING POWER
        OWNED BY
       REPORTING                   503,369
         PERSON          -------------------------------------------------------
          WITH           9         SOLE DISPOSITIVE POWER

                                   301,634
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   503,369
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           503,369
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                              [BOX]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.3
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.    619823107                            Page 5 of 12
======================                            ==============================


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Brion Properties, a Louisiana partnership in commendam
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)x
                                                                        (b)[BOX]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [BOX]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana
--------------------------------------------------------------------------------

                         7         SOLE VOTING POWER

       NUMBER OF                   0
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8         SHARED VOTING POWER
        OWNED BY
       REPORTING                   201,735
         PERSON          -------------------------------------------------------
          WITH           9         SOLE DISPOSITIVE POWER

                                   0
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   201,735
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           201,735
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                              [BOX]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.    619823107                                 Page 6 of 12
======================                                 =========================

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William E. Lobeck, Jr.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)x
                                                                        (b)[BOX]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              [BOX]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------

                         7         SOLE VOTING POWER

       NUMBER OF                   483,368
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8         SHARED VOTING POWER
        OWNED BY
       REPORTING                   0
         PERSON          -------------------------------------------------------
          WITH           9         SOLE DISPOSITIVE POWER

                                   483,368
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           483,368
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                              [BOX]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.7
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     Common Stock, par value $.50 per share, of Motor Club of America, a New Jersey corporation (the "Issuer"), having principal executive offices at 95 Route 17 South, Paramus, New Jersey 07653.

Item 2.  Identity and Background.

          1.   (a)  Archer McWhorter.

               (b) Mr. McWhorter's business address is 1600 Smith Street, Houston, TX 77002.

               (c) Mr. McWhorter's principal occupation is as Chairman of the Board of Directors of the companies in the Motor Club of America Group, which has its offices at the address specified in Item 1 above. He is also a member of the Executive Committee of said Board of Directors and a private investor.

               (d)  Mr. McWhorter  has  not,  during  the  last five years, been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

               (e) Mr. McWhorter has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. McWhorter is a United States citizen.


         2.    (a)  Sleepy Lagoon, Ltd., a limited partnership organized under the laws of Texas ("SL").

               (b)  SL's sole business is to invest and manage the holdings of a
                    small  number  of   individual   accredited   investors  who
                    primarily are members of the McWhorter family.

               (c)  SL's  sole  address  is  1600  Smith  Street, Houston, Texas
                    77002.

               (d) SL has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) SL has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         3.    (a)  Alvin E. Swanner.

               (b) Mr. Swanner's business address is 28 Chateau Haut Brion Street, Kenner, Louisiana 70065.

               (c) Mr. Swanner's principal occupation is as member of the Board of Directors of the companies in the Motor Club of America Group, which has its offices at the address specified in
                    Item 1 above. He is also a member of the Executive Committee of said Board of Directors, a private investor, and the President of the following entities: Swanner & Associates, Inc., formerly a car rental company, Chateau, Inc., a golf and country club, Chateau Development Company, Inc., a development company, and 135 St. Charles, Inc., a hotel development company.

               (d)  Mr.  Swanner  has  not,  during  the  last  five years, been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

               (e) Mr. Swanner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. Swanner is a United States citizen.


         4.    (a)  Brion  Properties,  a  Louisiana  partnership  in  commendam
                    ("BP").

               (b) BP's sole business is to invest and manage the holdings of the Swanner family.

               (c) BP's sole address is 28 Chateau Haut Brion Street Kenner, Louisiana 70065.

               (d) BP has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) BP has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         5.    (a)  William E. Lobeck, Jr..

               (b) Mr. Lobeck's business address is 1132 S. Lewis Ave. Tulsa, OK, 74104-3906.

               (c) Mr. Lobeck's principal occupation is as member of the Board of Directors of the companies in the Motor Club of America Group, which as its offices at the address specified in Item 1 above. He is also a member of the Executive Committee of said Board of Directors, the President of The Numbered Car Co., a car dealership, and a private investor.

               (d)  Mr.  Lobeck  has  not,  during  the  last  five years,  been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

               (e) Mr. Lobeck has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. Lobeck is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

     On September 23, 1999, each of SL, BP and Mr. Lobeck (the "Purchasers") entered into separate Debenture Purchase Agreements (the "Agreements") with the Issuer, each in substantially the form attached as Exhibit 1 hereto, for the purchase of the Issuer's 8.44% unsecured subordinated debentures due September 23, 2009 (the "Debentures").

     The Agreements provide for the purchases of the following principal amounts of the Debentures, and for their conversion, in whole or in part, at any time prior to the earlier of maturity or redemption, into the following number of shares of the Issuer's common stock:


                                                           Number of Shares of
                           Principal Amount of          Common Stock issuable on
Name of Purchaser         Debentures Purchased             Debenture Conversion
-----------------         --------------------           -----------------------
Sleepy Lagoon, Ltd.             $3,126,172                        201,736
Brion Properties, Ltd.          $3,126,162                        201,735
William E. Lobeck               $3,001,451                        193,688

     A form of the Debentures is included in Exhibit 1.

     Mr. McWhorter and SL share voting power and dispositive power with respect to the securities held by SL. As general partner of SL, Mr. McWhorter exercises SL's power to convert SL's Debentures as well as SL's voting and investment powers with respect to the subject securities. Although Mr. McWhorter's son, Archer McWhorter, Jr., is a Director of the Issuer and a limited partner of Sleepy Lagoon, Ltd., Mr. McWhorter Jr. cannot exercise any such powers, and disclaims any beneficial ownership of the Debentures and the subject securities thereof.

     Mr. Swanner and BP share voting power and dispositive power with respect to the securities held by BP. As general partner of BP, Mr. Swanner exercises BP's power to convert BP's Debentures as well as BP's voting and investment powers with respect to the subject securities thereof.

     Mr. Lobeck exercises sole power to convert his Debentures and as well as sole voting and investment powers with respect to the subject securities thereof.

     The purchase price of the Debentures was paid with personal funds of SL, BP, and Mr. Lobeck, respectively.


Item 4.  Purpose of Transactions

     The Debentures have been purchased in order to provide financing for the merger (the "Merger") of the Issuer's wholly-owned subsidiary, NEIC Insurance Acquisition Corporation, with and into North East Insurance Company, a Maine corporation. The Merger, which was consummated on September 24, 1999, and the Debentures are more fully described in the Issuer's Amended Registration Statement on Form S-4/A, attached as Exhibit 2 hereto.

     As set forth in greater detail in the Registration Statement, it was anticipated that Mr. McWhorter, William E. Lobeck, Jr. and Alvin E. Swanner (collectively, the "Purchasers") would, in the aggregate, purchase up to $10 million principal amount of the Debentures in order to finance the Merger. As disclosed herein, the Purchasers acquired an aggregate of $9,253,785 principal amount of the Debentures. An unrelated accredited investor purchased the balance of the Debentures, or $746,215 in principal amount.

     Each of the Purchasers is a director of the Issuer, and together they constitute the Executive Committee of the Issuer's Board of Directors. Although the Purchasers acted in concert with respect to the transactions described herein, there is presently no agreement, understanding or arrangement among any of them to act in concert again in the future with respect to any of the Issuer's securities. Any one or more of the Purchasers, SL and Brion Properties, Ltd. may effect, alone or together, additional transactions in securities of the Issuer through a variety of possible means, including but not limited to open market and privately negotiated transactions. None of the Purchasers, SL or Brion Properties, Ltd. is bound to increase or decrease his or its holdings, and depending upon future developments, may also in his or its sole discretion determine at any time or from time to time to acquire additional Issuer securities or to sell or otherwise dispose of any or all of his or its Issuer securities. Each such individual and entity reserves the right to act with respect to his or its holdings as he or it deems in his or its best interests.

     As noted in Item 3 above, Mr. McWhorter's son, Archer McWhorter, Jr., is a director of the Issuer. Mr. McWhorter, Jr. is not, however, a member of the Executive Committee, and other than as described at Item 3, has not participated in the acquisition of the Debentures.

     Except as set forth in Item 3 or in this Item 4, none of Messrs. McWhorter, Lobeck or Swanner, or Brion Properties, Ltd. or Sleepy Lagoon, Ltd., has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     The following table sets forth certain information as to the beneficial ownership of the Issuer's common stock by the Reporting Persons as of the date hereof.




                                                                                                         Shares Beneficially
                             Shares Beneficially Owned                                                      Owned as of
                            Prior to September 23, 1999                                                  September 23, 1999
                            ---------------------------                                                  ------------------
                                                                 Shares to be Acquired upon
     Name                    Number            Percent (b)         Conversion of Debentures        Number          Percent (e)
---------------              ------            -----------        --------------------------      ------           -----------

Archer McWhorter             301,635 (a)        14.15                 201,736 (c)                   503,371           17.3
Sleepy Lagoon, Ltd.            -0-               -0-                  201,736 (c)                   201,736            7.7
Alvin E. Swanner             301,634            14.15                 201,735 (d)                   503,369           17.3
Brion Properties               -0-               -0-                  201,735 (d)                   201,735            7.7
William E. Lobeck           -289,601            13.59                 193,767                       483,368           16.7



     (a) The 301,635 shares of the Issuer's common stock beneficially owned by Archer McWhorter are held of record by the McWhorter Family Trust, of which Mr. McWhorter is a Trustee.

     (b) Based upon the number of shares outstanding as reported by the Issuer in its most recent annual report on Form 10-K.

     (c) The 201,736 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of this
          Schedule 13D, will be held of record by Sleepy Lagoon, Ltd., a Texas limited partnership of which Mr. McWhorter is the general partner. Such shares will be beneficially owned by Mr. McWhorter.

     (d) The 201,735 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of this
          Schedule 13D, will be held of record by Brion Properties, a Louisiana partnership in commendam of which Mr. Swanner is the general partner. Such shares will be beneficially owned by Mr. Swanner.

     (e) As to each reporting person, assumes the issuance of 290,386 shares of the Issuer's common stock as consideration in the Merger discussed in
          Item 3 above, and that the other Debentures are not converted.

     There have been no transactions in respect of the Issuer's common stock during the past 60 days which are required to be reported in this Item 5 except as described in Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None, other than as described in Items 3 and 4.

Item 7.   Material to be Filed as Exhibits.

          1.   Form of Debenture Purchase Agreement, with exhibits.

          2. Amended Registration Statement on Form S-4/A of Motor Club of America, filed with the Commission on June 3, 1999.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ARCHER McWHORTER


Date:    September 24, 1999                  /s/ Archer McWhorter
                                             -----------------------


                                             SLEEPY LAGOON LTD.


Date:    September 24, 1999                  By: /s/ Archer McWhorter
                                                 --------------------
                                             Name:  Archer McWhorter
                                             Title: General Partner

                                             ALVIN E. SWANNER


Date:    September 24, 1999                  /s/ Alvin E. Swanner
                                             ----------------------


                                             BRION PROPERTIES, a
                                             Louisiana partnership in commendam.


Date:    September 24, 1999                  By: /s/ Alvin E. Swanner
                                                 --------------------
                                             Name:  Alvin E. Swanner
                                             Title: General Partner


                                             WILLIAM E. LOBECK


Date:    September 24, 1999                  /s/ William E. Lobeck
                                             ---------------------